ARCA biopharma, Inc.

10170 Church Ranch Way, Suite 100

Westminster, CO 80021

April 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julia Griffith
J. Nolan McWilliams

RE:	ARCA biopharma, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-236667

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ARCA biopharma, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-236667) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on February 26, 2020.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We further hereby request, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Registrant, be returned to the Registrant or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Cooley LLP, attention Brent Fassett, the Registrant’s responsible representative, at 1144 15th Street, Suite 2300, Denver, Colorado 80202.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by Registrant.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant or Brent D. Fassett of Cooley LLP at (720) 566-4025.

Sincerely,

ARCA biopharma, Inc.

By:	/s/ Brian L. Selby

Name:	Brian L. Selby
Title:	Vice President, Finance

cc:	Michael R. Bristow, Chief Executive Officer
Brent Fassett, Cooley LLP